NEWS RELEASE
For Immediate Release	Contact: Raymond Brandstrom
November 16, 2005	Chief Financial Officer
(206) 298-2909

EMERITUS ANNOUNCES EXTENSION OF EXPIRATION DATE OF EXCHANGE OFFER FOR ITS OUTSTANDING 6.25% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006

SEATTLE, WA, November 16, 2005 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced that it has extended the expiration date for its offer to exchange $32 million principal amount of new 6.25% Convertible Subordinated Debentures due 2008 for an equal principal amount of its outstanding 6.25% Convertible Subordinated Debentures due 2006. The exchange offer, which originally was set to expire at 5:00 p.m., Eastern time, on November 16, 2005, will now expire at 5:00 p.m., Eastern time, on Tuesday November 22, 2005, unless further extended or terminated.

The exchange offer will be made only through and upon the terms and conditions described in Emeritus's Offering Memorandum dated October 18, 2005, as amended, and related letter of transmittal, as amended. Entities holding approximately 65% of the existing debentures, including entities controlled by Daniel R. Baty, the Company's chief executive officer, and Saratoga Partners, which is represented on the Board by two directors, have indicated that they will tender for exchange all of their current debentures for the new debentures.

Holders must tender their outstanding debentures prior to the expiration date if they wish to participate in the exchange offer. Any existing debentures that are not exchanged will remain outstanding until the maturity date of the existing debentures in January 2006. U.S. Bank, National Association is acting as exchange agent for the offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Emeritus Corporation. Emeritus Corporation has filed a Tender Offer Statement on Schedule TO, as amended, with the Securities and Exchange Commission. The Tender Offer Statement (including an offering memorandum, a related letter of transmittal and other offer documents), as amended, contains important information that should be read carefully before any decision is made with respect to the offer. The Tender Offer Statement (including the offering memorandum, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission), as amended, is available at no charge at the Securities and Exchange Commission website at http://www.sec.gov. Investors may also contact Emeritus Assisted Living, 3131 Elliott Avenue, Suite 500, Seattle, WA 98121, Attention: Chief Financial Officer, to obtain information about the exchange offer, including copies of the offering memorandum and related documents.

ABOUT THE COMPANY

Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 182 communities representing capacity for approximately 18,500 residents in 34 states. Emeritus’s common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.